                                                                Exibit 11.(g)(7)

                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and              :
I.H.H. CORP.,                         :
                                      :
                    Plaintiffs,       :
                                      :   CIVIL ACTION NO.
          v.                          :
                                      :   1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.,        :
CRAIG B. REYNOLDS,                    :
J. TERRY DEWBERRY,                    :
ALEXANDER H. LORCH,                   :
J. LELAND STRANGE,                    :
JAMES J. WELLMAN and                  :
J. PAUL YOKUBINAS,                    :
                                      :
                    Defendants.       :

               OPENING BRIEF OF COUNTERCLAIM PLAINTIFF HEALTHDYNE
                   TECHNOLOGIES, INC. IN SUPPORT OF ITS MOTION
                              FOR SUMMARY JUDGMENT
                   --------------------------------------


                                             TROUTMAN SANDERS LLP
                                             NationsBank Plaza
                                             600 Peachtree Street, N.E.
                                             Suite 5200
                                             Atlanta, GA  30308-2216
                                             (404) 885-3000

OF COUNSEL:

SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
(302) 651-3000

                                TABLE OF CONTENTS

PRELIMINARY STATEMENT .......................................................  1

STATEMENT OF FACTS ..........................................................  4

     1.   Background ........................................................  4

     2.   The Grossly Inadequate Invacare Offers ............................  5

     3.   The Healthdyne Rights Plan ........................................  7

     4.   Invacare's Bylaw Attack on the
          Continuing Director Feature .......................................  9

ARGUMENT AND CITATION OF AUTHORITIES ........................................ 12

I.   Healthdyne's Motion for Summary Judgment
     Should be Granted ...................................................... 12

II.  The Proposed Bylaw Illegally Usurps the
     Board's Exclusive Authority Over the Rights Plan ....................... 12

III. The Proposed Bylaw Illegally Usurps the Board's
     Exclusive Authority to Manage the Corporation .......................... 14

CONCLUSION .................................................................. 19

                              PRELIMINARY STATEMENT

          Counterclaim Defendant, Invacare Corporation ("Invacare"), has made a hostile tender offer for Healthdyne Technologies, Inc. ("Healthdyne"), a Georgia corporation, and is attempting to acquire Healthdyne at the lowest possible price. Invacare's proposals to acquire Healthdyne at $12.50, $13 and now $13.50 per share have already been rejected as grossly inadequate. The board of directors of Healthdyne (the "Board") has determined that Healthdyne's strategic plan will bring more value to shareholders than Invacare's grossly inadequate offer. Indeed, Healthdyne just announced outstanding results for the first quarter of 1997.

          Healthdyne's management is not alone in their recognition of the gross inadequacy of the offer. The market concurs that the hostile offer is too low. Invacare's most recent offer remains below the current market price. A Wall
                                     -----
Street analyst unaffiliated with Healthdyne recently reported:

     Based on our new 1997 estimate of $0.75 and our long term EPS growth rate of 22%, we believe that Healthdyne should trade on the $16-l8 range over the next 12 months on a stand-alone basis and even more on a takeout....
     [H]ostile suitor Invacare's tactics currently make little sense to us ....

(Dillon, Read & Co. Inc., April 8, 1997, a true and correct copy of which is attached hereto as Ex. A) Healthdyne's shareholders also recognize that Invacare has made a grossly inadequate offer: only seventeen (17) percent of Healthdyne shareholders have tendered into the offer.

          Healthdyne shareholders are protected from Invacare's grossly inadequate hostile offer by Healthdyne's shareholders Rights Plan. Like thousands of other public corporations, Healthdyne has a shareholders Rights Plan, sometimes referred to as a poison pill, which enables the Healthdyne Board to play an active role in responding to a hostile bidder like Invacare. Indeed, the presence of the Rights Plan, and the ability of the Healthdyne Board to say "no" to Invacare's grossly inadequate offers, have already played a critical role in Invacare's decisions to increase its price twice (even though its most recent offer remains grossly inadequate).

          One of the important provisions of the Healthdyne Rights Plan is known as a "continuing director" feature. That provision, endorsed from a policy standpoint in both the Georgia Business Combination Statute and the Georgia Fair Price Statute, requires that the votes of "continuing directors" (as defined in the Rights Plan) be cast in favor of certain transactions as a prerequisite to an effective board vote.

          In its January 27, 1997 complaint, Invacare requested injunctive and declaratory relief that would invalidate the Rights Plan, the Georgia Business Combination Statute and the Georgia Fair Price Statute. In implicit recognition of the weakness of its case, Invacare has made no motion for declaratory or injunctive relief regarding those claims.

          Instead, Invacare has developed a new strategy. Invacare has now proposed a bylaw amendment which would purportedly require the Healthdyne Board to repeal the continuing director feature of the Rights Plan.

          The Invacare bylaw is legally defective in two respects, either of which renders Invacare's proposal invalid as a matter of law. First, the proposed bylaw illegally infringes on the Board's statutory duty to exercise its "sole discretion" in determining the terms and conditions of a Rights Plan. Ga. Code Ann. ss. 14-2-624. Second, a bylaw cannot restrict the management authority of Healthdyne's Board in any respect. Invacare apparently agrees with this conclusion. In its own complaint filed with this Court, Invacare repeatedly alleges that under Georgia law, the board of directors manages a Georgia corporation "subject only to limitations contained in the corporation's articles of incorporation."
                                                   --------------------------
Invacare Complaint, P. P. 48, 69 (emphasis added).

          In other words, the bylaw amendment proposed by Invacare violates Georgia law. As set forth more fully below, Healthdyne's motion for summary judgment with respect to the invalidity of Invacare's proposed bylaw should be granted.

                               STATEMENT OF FACTS
                               ------------------

     1. Background.
        -----------

          Healthdyne is a Georgia corporation with its principal place of business in Marietta, Georgia. Healthdyne has emerged as an innovator and industry leader in the development and manufacturing of proprietary respiratory and sleep disorder products. Among other things, the Company designs, manufactures and distributes high technology diagnostic and therapeutic devices, particularly sleep disorder products, respiratory therapy products and infant and obstetrical monitoring products. Healthdyne's growth over the years has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets. Revenues have grown from approximately $11 million in 1986 to approximately $118 million in 1996.

          Invacare is an Ohio corporation with its principal place of business in Elyria, Ohio. Over the past three years, Invacare has approached Healthdyne on several occasions to discuss possible business combination transactions, and on each occasion, after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare.

     2. The Grossly Inadequate Invacare Offers.
        ---------------------------------------

          On January 2, 1997, Invacare's chairman sent a letter to Healthdyne's president, Mr. Craig Reynolds, indicating Invacare's continuing interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock. Following careful consideration and an extensive presentation by Healthdyne's financial advisor, Cowen & Company ("Cowen"), the Healthdyne Board, on January 23, 1997, concluded that Invacare's offer was grossly inadequate from a financial point of view.

          On the following Monday, January 27, 1997, Invacare commenced an unsolicited tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share (the "$13 Offer") and began litigation against Healthdyne and all of its directors (except Chairman Petit who was at the time personally represented by Invacare's counsel). Invacare also announced its intention to eliminate any Healthdyne shareholders who did not tender by means of a second-step merger. After further financial advice from Cowen and additional discussions, the Healthdyne Board, on January 30, 1997, again concluded that the Invacare Offer was grossly inadequate from a financial point of view.

          On March 31, 1997, Invacare increased its offer to $13.50 per share. The Healthdyne Board, after careful consideration, and advice from Healthdyne's financial advisors that the price was grossly inadequate, also rejected Invacare's $13.50 offer. The Board, which is composed of a majority of independent directors, unanimously concluded that the Invacare offer does not reflect the long-term value of Healthdyne and that the shareholders' interests will best be served by Healthdyne's remaining independent. The correctness of this strategy has been confirmed by Healthdyne's outstanding results for the first quarter of 1997.

          The market has also concluded that Invacare's lowball bid does not reflect the value of Healthdyne. The market price of Healthdyne's stock remains significantly higher than the Invacare offer. In addition, independent third-party analysts have criticized Invacare's bid as

"awkwardly low." (Tucker Anthony report, 4/9/97, a true and correct copy of which is attached hereto as Ex. B. See also Dillon Reed report, 4/8/97, Ex. A).
                                   --------
Despite the fact that it has been outstanding since January, only 17 percent of the shareholders have tendered into Invacare's offer.

     3. The Healthdyne Rights Plan.
        ---------------------------

          Like thousands of other corporations across the country, Healthdyne has adopted a shareholders rights plan. Rights plans, sometimes referred to as poison pills, have almost universally been recognized as not only lawful, but necessary to protect shareholders from inadequately priced hostile offers and other coercive takeover tactics. Among other things, a rights plan makes consummation of a tender offer prohibitively expensive until such time as the rights are redeemed. In this manner, a rights plan allows corporate directors the time needed to properly respond to the offer.

          Recognizing the importance of rights plans, the Georgia legislature, in 1989, amended the Georgia corporation law to explicitly provide for shareholders rights plans like the one adopted by Healthdyne. See Ga. Code Ann.
                                                              ---
ss. 14-2-624. Many Georgia corporations have adopted plans similar to Healthdyne's. Moreover, thousands of corporations across the country, acting pursuant to similar statutes, have also adopted similar plans. Invacare's own board has approved and adopted a rights plan.

          As with many rights plans,(1) the Healthdyne Rights Plan includes what is known as a "continuing director" feature. In general, the continuing director feature requires that, in order for the Board of Directors to redeem the rights, the redemption must have been approved by one or more directors who were members of the Board prior to the adoption of the plan, or who were subsequently elected to the Board with the recommendation and approval of the other continuing directors. The purpose of the continuing director feature is to prevent shareholder oppression, in the event that a bidder were able to seize a majority position on the Board, by creating shareholder confusion, a false sense of urgency, or otherwise. Under such circumstances, the vote of the continuing directors would be required to redeem the rights. The continuing directors would also be in a position to veto any squeeze-out or other oppressive or unfair transactions directed at shareholders.(2)

----------
(1) Indeed, one of Invacare's nominees for Healthdyne's Board of Directors, Bill R. Sanford, is Chairman and CEO of a company that has a rights plan with a continuing director provisions similar to Healthdyne's.

(2) The continuing director feature, like the other features of the Rights Plan, was adopted pursuant to Section 624 of the Georgia Business Corporate Code, which emphasizes the authority of the Board "to

          Thus, continuing director features are fully consistent with the protection of shareholder interests. Moreover, Georgia law explicitly endorses the continuing director concept in both the Georgia Fair Price statute, Ga. Code Ann. ss. 14-2-1110, and the Georgia Business Combination statute. Ga. Code Ann. ss. 14-2-1132. The Georgia legislature has thus repeatedly affirmed the importance from the standpoint of public policy of continuing directors in the protection of shareholder rights.

     4.   Invacare's Bylaw Attack on the Continuing
          Director Feature.
          ------------------------------------------

          In apparent recognition of the weakness of its complaint, Invacare has not pressed any of its original claims. In nearly three months, it has only brought a motion based on an issue not even raised in its complaint -- a
                                   --------------------------------
premature request to compel an annual meeting. Invacare has lost interest in pursuing its broad and baseless attacks on the authority of the Healthdyne Board and the General Assembly of Georgia and has developed a new strategy.

----------
(..continued)
     determine, in it sole discretion, the terms and conditions" of the rights.
                ---------------------
     Ga. Code Ann. ss. 14-2-624. Moreover, Section 624 emphasizes that the terms and conditions of rights "need NOT be set forth in the articles of incorporation." Ga. Code Ann. ss. 14-2-624 (emphasis added).

          On or about March 20, 1997, Healthdyne received from Invacare a notice of business to be brought before the 1997 Annual Meeting of shareholders of Healthdyne (the "Invacare Notice").(3) Among other things, the Invacare Notice stated that it was Invacare's current intention to appear in person and/or by proxy at the Healthdyne Annual Meeting to introduce certain matters for consideration by the shareholders of Healthdyne. The Invacare Notice admits that Invacare intends to make certain proposals in order to facilitate its Offer and proposed merger.

          One of the proposals which Invacare says it intends to introduce would prevent the Healthdyne Board from enforcing the continuing director feature of the Healthdyne Rights Plan. This proposal purports to require the Board to amend the Rights Plan to eliminate the continuing director feature. Invacare will attempt to achieve this by means of a bylaw which places limitations on the authority of the Healthdyne Board.(4) As explained below, the proposed bylaw

----------

(3) A copy of the Invacare Notice is attached to Healthdyne's counterclaim as Exhibit A.

(4) In particular, shareholder proposal No. (2) identified in the Invacare Notice is as follows:

          a proposal, to be considered prior to election of directors at the Annual Meeting, to amend the Bylaws to provide that the Board of Directors shall have no authority to take any action, or

----------
(..continued)

          omit to take any action, the effect of which action or omission would be to impose, or permit to continue or be imposed, any limitation (directly or indirectly, and including any such limitation imposed by means of a requirement for concurrence or other action by any particular director or particular type of director), resulting from or becoming operative in light of, in whole or in part, a change of the composition of the Board of Directors (whether or not under specified circumstances), on the exercise by any future Board of Directors of any power or authority that it would otherwise have, including any such limitation on the ability of a Board of Directors to redeem or amend any shareholder rights plan of the Company which limitation results from or becomes operative in light of, in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances). In particular, but not in limitation, such amendment will also specifically provide that the incumbent Board
          ----------------------------------------------------------------------
          of Directors will be in violation of the Bylaws if such Board,
          --------------------------------------------------------------
          including any requisite group of "continuing directors", fails to
          -----------------------------------------------------------------
          immediately take all necessary action (prior to the consideration of
          --------------------------------------------------------------------
          the election of directors at the Annual Meeting) to amend any
          -------------------------------------------------------------
          shareholder rights plan of the Company to remove all such limitations.
          ---------------------------------------------------------------------
          Such amendment will further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders;

     (Emphasis added).

which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting violates Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

                      ARGUMENT AND CITATION OF AUTHORITIES
                      ------------------------------------

I.   HEALTHDYNE'S MOTION FOR SUMMARY JUDGMENT SHOULD
     BE GRANTED.
     ------------------------------------------------

          A motion for summary judgment should be granted where "there is no genuine issue of material fact and that the moving party is entitled to summary judgment as a matter of law." Bennett v. United States, 102 F.3d 486, 488 (11th Cir. 1996). A factual dispute is only "material" if it "might affect the outcome of the case under the governing law." Id. Here, the material record regarding Healthdyne's counterclaim is entirely undisputed. Therefore, Healthdyne's motion for summary judgment should be granted because, as shown below, Healthdyne is entitled to judgment as a matter of law.

II.  THE PROPOSED BYLAW ILLEGALLY USURPS THE BOARD'S
     EXCLUSIVE AUTHORITY OVER THE RIGHTS PLAN.
     ------------------------------------------------

          The proposed bylaw would mandate that the Board amend the Rights Plan
                                   -------
to remove the continuing director provision. Invacare's proposal thus would preclude the directors from exercising their own discretion with respect to whether amending the Rights Plan will serve the best interests of the corporation and its shareholders. The proposed bylaw violates Georgia law.

          Section 624 of the Georgia Business Corporation Code (the "GBCC") specifically authorizes directors of Georgia corporations to adopt shareholder rights plans and to define the terms of those plans. That section emphasizes the authority of the Board of Directors "to determine, in its sole discretion, the
                                                   ----------------------
terms and conditions of the rights ... issuable pursuant to [ss. 624]. Such terms and conditions need not be set forth in the articles of incorporation." Ga. Code Ann. ss. 14-2-624. The official Comment to Section 624 explains that "the discretion granted to the board of directors to issue rights ... and set their terms under subsection (a) is intended to be limited only by the directors' fiduciary obligations to the corporation." Ga. Code Ann. ss. 14-2-624, Comment.

          The proposed bylaw would intrude upon the "sole discretion" of the Board -- indeed it would eradicate the Board's authority to apply any discretion. The bylaw would order the Board to rescind its prior valid action and would dictate the time at which the directors had to take such action. (See
                                                                            ---
Counterclaim Ex. A). Because the proposed bylaw conflicts directly with Section 624, it is invalid as a matter of law. Healthdyne's motion for summary judgment should be granted.

III. THE PROPOSED BYLAW ILLEGALLY USURPS THE BOARD'S
     EXCLUSIVE AUTHORITY TO MANAGE THE CORPORATION.
     -----------------------------------------------

          The Proposed Bylaw not only invades the Board's specific powers regarding the Rights Plan, but it infringes upon the Board's exclusive authority to manage the business and affairs of the corporation in general.

          Under Georgia law, a publicly traded corporation such as Healthdyne cannot have restrictions on the authority of the board of directors in its bylaws. See Ga. Code Ann. ss. 14-2-801(b) and ss. 14-2-731(c).
        ---

          While Section 801(b) of the GBCC makes reference to limitations appearing in "bylaws approved by the shareholders," the official Comment of that section makes clear that this section must be read in conjunction with Section 731(c). That Section does not apply to corporations whose shares are listed on a national securities exchange or regularly quoted in the markets maintained by securities dealers or brokers, such as Healthdyne. See Ga. Code Ann. ss.
                                                   ---
14-2-801, Comment & 14-2-731. Moreover, even a private corporation can only limit the authority of a board of directors by a unanimous vote of "all the shareholders." Ga. Code Ann. ss. 14-2-731(c). The official Comment to Section 801(b) provides, in pertinent part:

          [s]ubsection (b) should be read in conjunction with Section 14-2-731(c), which provides that if either articles of incorporation, bylaws, or a separate agreement restrict the power of the board to manage the business, it must be approved by all of the shareholders in
                                                   --------------------------
          order to be insulated from attack as an attempt to manage the corporation as if it were a partnership."

Ga. Code Ann. ss. 801(b), Comment (emphasis added).(5)

          Two other sections of the GBCC, Sections 920 and 1020, involve the mechanisms whereby shareholders or close corporations can limit the authority of the board. These sections further make clear that a bylaw limitation on the board's authority may only be employed in privately held corporations and with the unanimous consent of the shareholders. The official Comment of Section 920, the section which applies when shareholders of a statutory close

----------
(5) Invacare's proposed bylaw would cause Healthdyne to be managed as a partnership with respect to critical issues involving the Company's response to a hostile tender offer. An important difference between a statutory corporation and a partnership is that corporate shareholders "do not participate directly in management." Alan R. Bromberg & Larry E. Ribstein, Bromberg and Ribstein on Partnership ss. 101(b)(2) (1996). "The
               ------------------------------------
     management of the affairs of the corporation is in the hands of the directors. The stockholders have committed its management to their judgment." Malone v. Armor Insulating Co., 12 S.E.2d 299, 301 (Ga. 1940).
                ------------------------------
     Invacare proposes that the shareholders directly manage the affairs of the corporation by ordering the directors to amend the Rights Plan and even dictating the time when the directors should take that action.

corporation agree to directly exercise the management authority of that corporation, emphasizes that:

     [A]rrangements permitted for statutory close corporations are also permitted for other corporations, provided the corporation does not have
                                       --------------------------------------
     shares traded regularly in public securities markets.... All the
     ----------------------------------------------------     -------
     shareholders must enter into the agreement, if it is one covered by this
     ------------
     section.

Ga. Code Ann. ss. 14-2-920, Comment.

          The other pertinent section, Section 1020(c), addresses the extent to which the authority to amend the bylaws is vested exclusively in the stockholders, in contrast to board amendments to certain provisions of the bylaws. See Ga. Code Ann. ss. 14-2-1020.(6) Section 1020(c) provides that a
        ---
"bylaw limiting the authority of the board of directors ... may only be adopted,
                                                                ----
amended or repealed by the shareholders." Ga. Code Ann. ss. 14-2-1020(c) (emphasis added). This provision does not alter the standard set in Section 801(b), but merely provides that where lawfully adopted (in private corporations and by unanimous vote of the shareholders), such bylaw amendments cannot be changed by the Board. The official Comment explains that:

----------
(6) Section 1020 is in Part 2 of Article 10 of the GBCC, which is entitled "Amendment Of Bylaws." Section 1020 is entitled: "Amendment By Board Of Directors Or Shareholders." Ga. Code Ann. ss. l4-2-l020.

     Section 14-2-801 permits bylaw limitations on the authority of the board
     .... [T]he Model Act limited such provisions to the articles of incorporation, which require shareholder approval for amendment. In order to achieve the same protection for such provisions when placed in the bylaws, it was necessary to "lock in" these provisions against board amendment.

Ga. code Ann. ss. 14-2-1020, Comment.

          Sections 801(b) and 731(c), when read together (as the official Comment instructs), permit bylaw limitations on the authority of the Board only where the corporation is not publicly traded and where the bylaw has been unanimously approved by the stockholders. Since Healthdyne is a publicly traded Georgia corporation, the authority of ss.ss. 801(b) and 731(c) to restrict the authority of the board of directors in a bylaw is inapplicable. Moreover, since the proposal is already not supported by a number of substantial shareholders, there is absolutely no possibility of unanimous approval of the provision.

          A leading treatise on Georgia corporate law confirms that requirements of Section 731(c) apply to bylaw limitations:

     [t]he corporate powers which reside in the Board are to be exercised by or under the authority of, and the business and affairs of the corporation are to be managed under the direction of, the Board.... [T]he articles of incorporation, the bylaws approved by the shareholders ... or an agreement among shareholders under the provisions of GBCC ss. 14-2-731 may define or limit the duties or powers of the Board.... [A] reduction in the power of the Board from either of the statutory models, if contained in an amendment to the bylaws, must be approved by all shareholders.
                                                  ---

Elliot Goldstein, Georgia Corporation Law & Practice, at 171-72 (citations
                  ----------------------------------
omitted) (emphasis added).

          This construction of the applicable statutes is fully consistent with Georgia law governing principles of statutory construction. It is well-settled that a statute must be viewed so as to make "'all its parts harmonize and to give a sensible and intelligent effect to each part.'" State Farm Mutual Auto.
                                                       -----------------------
Ins. v. Day, 195 Ga.App. 823, 824, 394 S.E.2d 913, 914 (1990) (quoting Houston
-----------                                                            -------
v. Lowes of Savannah, 235 Ga. 201, 203, 219 S.E.2d 115 (1975)). These principles
--------------------
require that Sections 731(c) and 801(b) of the GBCC, which pertain to the same subject matter, be construed together. See City of LaGrange v. Georgia Power
                                       -------------------------------------
Co., 185 Ga.App. 60, 62, 363 S.E.2d 286, 287 (1988).
--

          Even Invacare agrees that a restriction on the authority of Healthdyne's Board cannot be placed in a bylaw. Invacare alleged at Paragraph 48 of its complaint:

          [U]nder O.C.G.A. Section 14-2-801, duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation, subject
                                                                     -------
          only to limitations contained in the corporation's articles of
          --------------------------------------------------------------
          incorporation. (emphasis added).
          -------------

Invacare made a similar allegation at paragraph 69 of its complaint:

          Subject only to limitations contained in the articles of
          --------------------------------------------------------
          incorporation, the duly elected directors are empowered to exercise
          -------------
          all corporate powers and to direct the management of the business and affairs of the corporation. (emphasis added).

Because Invacare's bylaw proposal purports to impose limitations on Healthdyne's Board of Directors through a bylaw amendment, it is, by Invacare's own admission, in violation of Georgia law.

          The proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is thus in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

                                   CONCLUSION
                                   ----------

          For the reasons set forth above, the proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting. A ruling to this effect by this Court is necessary prior to the Healthdyne Annual Meeting in order that shareholders can be fully informed with respect to the scope of proposals for consideration. Healthdyne's motion for summary judgment should be granted.

          Respectfully submitted this 14th day of April, 1997.


                                            TROUTMAN SANDERS LLP


                                            /s/ Winifred D. Simpson
                                            -------------------------------
                                            Winifred D. Simpson
                                            Georgia Bar No. 648275
                                            John M. Bowler
                                            Georgia Bar No. 071770
                                            NationsBank Plaza
                                            600 Peachtree Street, N.E.
                                            Suite 5200
                                            Atlanta, GA 30308-2216
                                            (404) 885-3000

Of Counsel
----------
Edward P. Welch
Herbert W. Mondros
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

ATTORNEYS FOR DEFENDANT
HEALTHDYNE TECHNOLOGIES, INC.